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Sender’s Email: jmunsell@sidley.com Sender’s Direct Tel 212-839-5609	FOUNDED 1866

December 10, 2010

VIA EDGAR

Sonia Gupta Barros (Mail Stop 3010)

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:

Comments to Post-Effective Amendment No. 1 to Registration Statement on Form S-3 Filed on November 9, 2010 for PowerShares DB US Dollar Index Trust, PowerShares DB US Dollar Index Bullish Fund, PowerShares DB US Dollar Index Bearish Fund, DB US Dollar Index Master Trust, DB US Dollar Index Bullish Master Fund and DB US Dollar Index Bearish Master Fund

(File Nos. 333-163552; 333-163552-01; 333-163552-02; 333-163552-03; 333-163552-04; 333-163552-05)

Dear Ms. Barros:

Thank you for your comment letter dated November 17, 2010 (the “Comment Letter”), addressed to Hans Ephraimson, Chief Executive Officer of DB Commodity Services LLC (the “Managing Owner”), in connection with the filing of Post-Effective Amendment No. 1 to Registration Statement on Form S-3 filed on November 9, 2010 for PowerShares DB US Dollar Index Trust, PowerShares DB US Dollar Index Bullish Fund, PowerShares DB US Dollar Index Bearish Fund, DB US Dollar Index Master Trust, DB US Dollar Index Bullish Master Fund and DB US Dollar Index Bearish Master Fund.

This letter responds on behalf of the Managing Owner to the comment you raised in the Comment Letter. We have included the text of your comment below in italics, with our response immediately following.

1.	Paragraph (a) of Item 12 of Form S-3 provides that you may incorporate by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report “by means of a statement to that effect in the prospectus listing all such documents.” You have not listed such other documents that you have incorporated by reference. Please revise to specifically list each Form 10-Q and Form 8-K you have incorporated by reference. In addition, to the extent you wish

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships to incorporate by reference any filings filed by you pursuant to the Exchange Act between the date of filing the amended registration statement and prior to the effectiveness of the amended registration statement, please use the language provided in our Securities Act Forms Compliance & Disclosure Interpretation Question 123.05.

Response:

We have filed a Post-Effective Amendment to the Registration Statement addressing the above comment simultaneously with the filing of this letter.

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

Enclosure

cc:	Hans Ephraimson